1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

April 5, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Dominic Minore

Re:	Golub Capital BDC LLC File No. 333-163279; 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”), we hereby respond to the oral comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone conversations held on April 2, 2010 between Richard Forte and Dominic Minore of the Staff and Thomas Friedmann of Dechert LLP and between Kevin Rupert of the Staff, Thomas Friedmann and Craig Benton and David Golub of the Company, in each case relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-163279) (the “Registration Statement”).  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	We reissue a portion our prior comment 10 and request that you file the commitment letter as an exhibit to the Registration Statement.

Response:

As requested, the Company will file the commitment letter, dated March 15, 2010, with Wachovia Bank, N.A., which was subsequently consolidated into Wells Fargo Bank, N.A., as an exhibit to the Registration Statement.

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EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission

April 5, 2010

2.
We note your response to our prior comment 11.  In your response letter and the Registration Statement, please state affirmatively that the Company’s board of directors will make findings substantially similar to those required by Section 57(f) of the Investment Company Act of 1940, as amended, prior to entering into the New Credit Facility.

Response:

As requested, the Company has included under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows—Recent Developments and Estimates—New Credit Facility” disclosure that “[p]rior to entering into the New Credit Facility with Wells Fargo Bank, N.A. or any other lender, our board of directors will make findings to the effect that the terms of the New Credit Facility were negotiated on an arm’s-length basis, are fair and reasonable to our stockholders and are consistent with the interests of our stockholders and our business strategy.”  In making this commitment, however, the Company does not concede that Wells Fargo Bank, N.A. will be a principal underwriter for the Company for purposes of Section 57(e) under the 1940 Act at the time that the Company enters into the New Credit Facility (if such facility is ultimately consummated) or at any other time after the distribution of securities in connection with the offering is completed.

3.
Revise the description of the Company’s calculation of the Incentive Fee that appears under the caption “Management Agreements – Management Fee -- Income and Capital Gains Incentive Fee Calculation” to clarify the manner in which amounts not paid under the fee cap will apply to the calculation of the Incentive Fee in future periods.

As requested, the Company has revised the disclosure under the heading “Management Agreements — Management Fee” to clarify the treatment of any differential between the amount of incentive fees calculated under the traditional BDC incentive fee formula and the alternative fee cap set forth in the Golub Capital BDC Investment Advisory Agreement.  An excerpt from the relevant disclosure is set forth below:

“The sum of these calculations yield the Income Incentive Fee.  This amount is appropriately adjusted for any share issuances or repurchases during the quarter.

The following is a graphical representation of the calculation of the Income Incentive Fee calculation:

Quarterly Income Component of Income and Capital Gains Incentive Fee Calculation Based on Net Income

Pre-Incentive Fee Net Investment Income
(Expressed as a Percentage of the Value of Net Assets)

[GRAPHIC OMITTED]

United States Securities and Exchange Commission

April 5, 2010

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Income Component of Income and Capital Gains Incentive Fee Calculation

The second part of the Incentive Fee Calculation (the “Capital Gain Incentive Fee”) equals (a) 20.0% of our Capital Gain Incentive Fee Base,” if any, calculated in arrears as of the end of each calendar year  (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees.  Our Capital Gain Incentive Fee Base equals the sum of (1) our realized capital gains on a cumulative positive basis from the date of our election to become a business development company through the end of each calendar year, (2) all realized capital losses on a cumulative basis and (3) all unrealized capital depreciation on a cumulative basis.

•
The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•
The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

•
The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The sum of the Income Incentive Fee and the Capital Gain Incentive Fee will be the Incentive Fee.

Cap on Fees

The Incentive Fee will not be paid at any time if, after such payment, the cumulative Incentive Fees paid to date would be greater than 20.0% of our cumulative Pre-Incentive Fee Net Income since our election to be treated as a business development company. In this prospectus, we refer to such amount, less any incentive fees previously paid, as the Incentive Fee Cap. If, for any relevant period, the Incentive Fee Cap calculation results in our paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by us, and will not be received by GC Advisors, as an Incentive Fee at the end of such period or at any future time. For the avoidance of doubt, we expect that our stockholders will benefit from a reduction in the amount of incentive fees that we pay, and that they pay indirectly, equal to the sum of the differences, if any, between the Incentive Fee and the Incentive Fee Cap.”

United States Securities and Exchange Commission

April 5, 2010

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:           David B. Golub, Golub Capital BDC LLC
Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP
Jonathan Waterman, McGladrey & Pullen, LLP
David J. Harris, Dechert LLP